Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

June 28, 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders on June 28, 2010.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBF) announced today the signing of a subscription agreement providing for the sale of C$8 million of its common shares to funds affiliated with OrbiMed Advisors, LLC.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, June 28, 2010– Response Biomedical Corporation (TSX: RBM, OTCBB: RPBF) announced today the signing of a subscription agreement providing for the sale of C$8 million of its common shares to funds affiliated with OrbiMed Advisors, LLC.  The closing of the private placement is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the shareholders of the Company.  A shareholders’ meeting to approve the transaction is being scheduled for Tuesday, July 27, 2010 and shareholders will soon be receiving an information circular describing the proposed transaction in more detail.

“We are extremely pleased to have OrbiMed, the world’s largest and most prestigious healthcare-dedicated investment firm, invest in our Company,” said S. Wayne Kay, Chief Executive Officer of Response Biomedical. “The participation by OrbiMed’s affiliated Asia fund is indicative of our expanding growth in the China Market.  We have begun putting in place an expanding global network of partners and distributors, in addition to Roche Diagnostics and 3M Healthcare, to access further commercial opportunities in the rapid clinical diagnostics area.  With our growing revenues, this funding will allow us to concentrate on accomplishing our operational goals as we move toward becoming cash flow positive.”

“We are excited to invest in Response Biomedical, with its cutting edge commercialized rapid point-of-care diagnostics platform technology,” said Carl Gordon, founding General Partner of OrbiMed Advisors.  “We see the value in growth expansion opportunities in China and other key international markets, especially in the cardiac space.  Response Biomedical has assembled a strong team and commercial partners and we look forward to working together to help build this business.”

Pursuant to the subscription agreement, the Company has agreed to issue an aggregate of 13,333,333 common shares at a price of C$0.60 per share.  The common shares issued under the subscription agreement will have a hold period under Canadian law of four months and one day from the closing.  The Company has agreed to nominate two representatives of OrbiMed Advisors to serve on the Company’s board of directors, provided that OrbiMed or its affiliates continue to hold at least 5,800,000 common shares of the Company.  Net proceeds of the private placement will be used primarily for general operating expenses.  A finder in the private placement will be receiving a cash fee that equals three percent of the gross proceeds raised from the private placement.

The offer and sale of the securities described herein have not been registered under the U.S. Securities Act of l933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th  Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 28th day of June 2010.